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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           ----------

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                           ----------

                     FIRST UNION CORPORATION
                        (Name of Issuer)

           Common Stock, par value $3.33 1/3 per share
                 (Title of Class of Securities)

                           337358 10 5
                         (CUSIP Number)

                           ----------

                     James L. Mitchell, Esq.
          Executive Vice President and General Counsel
                  First Fidelity Bancorporation
                        550 Broad Street
                    Newark, New Jersey  07102
                         (201) 565-3200
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         With copies to:

                     Victor I. Lewkow, Esq.
               Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                    New York, New York  10006
                         (212) 225-2000

                          June 19, 1995
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  [  ].

Check the following box if a fee is being paid with the statement
[X].

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                          SCHEDULE 13D

CUSIP No. 337358 10 5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     First Fidelity Bancorporation (22-2826775)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /   /
                                                       (b) /   /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS
     OO, WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS      / X /
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey
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                7    SOLE VOTING POWER
NUMBER OF            34,042,001*
SHARES          -------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY             0
EACH REPORTING  -------------------------------------------------
PERSON WITH     9    SOLE DISPOSITIVE POWER
                     34,042,001*
                -------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,042,001*
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12   CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (11)       / X /
     EXCLUDES CERTAIN SHARES
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.6**
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14   TYPE OF REPORTING PERSON
     CO, HC
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*    Beneficial ownership of the 34,042,001 shares of First Union
     Corporation's Common Stock reported hereunder is being reported solely as the result of the option granted pursuant to the First Union Stock Option Agreement described in Item
     4 hereof. Such option has not yet become exercisable and First Fidelity Bancorporation expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

**   Based upon the 171,065,333 shares of First Union
     Corporation's Common Stock reported by First Union
     Corporation to be outstanding as of May 31, 1995 plus the 34,042,001 shares obtainable by First Fidelity
     Bancorporation upon the exercise of the option described in
     Item 4 were such option to be presently exercisable.

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $3.33 1/3 per share ("First Union Common Stock"), of First Union Corporation ("First Union"), a North Carolina corporation registered as a bank holding company under the Bank Holding Company Act of 1956 (the "BHC Act"). The principal executive offices of First Union are located at One First Union Center, Charlotte, North Carolina 28288-0013.

Item 2.   Identity and Background.

          (a)-(c), (f) This statement is being filed by First Fidelity Bancorporation ("First Fidelity"), a New Jersey corporation registered as a bank holding company under the BHC Act. The principal business offices of First Fidelity are located at 550 Broad Street, Newark, New Jersey 07102 and 123 South Broad Street, Philadelphia, Pennsylvania 19109. First Fidelity, through its subsidiary banks First Fidelity Bank, National Association ("FFB-NA"), First Fidelity Bank and First Fidelity Bank, Delaware, provides a full range of banking services in New Jersey, eastern Pennsylvania, Connecticut, Southern New York, Maryland and Delaware. In addition, First Fidelity provides services closely related to banking through its non-bank subsidiaries. The names of the directors and executive officers of First Fidelity and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

          (d) Neither First Fidelity nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) As previously reported, in January 1992, First Fidelity Bank, N.A., New Jersey ("FFBNJ"), a bank subsidiary of First Fidelity which was consolidated into FFB-NA in 1994, resolved previously disclosed investigations and related administrative proceedings regarding its participation as a selling group member in primary distributions of certain government-sponsored corporation securities. Without admitting liability and in order to settle the matter, FFBNJ agreed to pay a civil penalty of $25,000 and to cease and desist from alleged record-keeping irregularities. As a result of the foregoing, all investigations and administrative proceedings pertaining to FFBNJ's selling group activities were concluded. In addition, FFBNJ decided not to continue as a member of the selling group for securities issued by the Federal National Mortgage Association. Except as described herein, neither First Fidelity nor, to the best of its knowledge, any of the persons listed in
Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4, First Union has granted to First Fidelity an option pursuant to which First Fidelity has the right, upon the occurrence of certain events (none of which has yet occurred), to purchase up to 34,042,001 shares of First Union Common Stock at a per share price equal to $45.875. If such option were exercisable and First Fidelity were to exercise such option in full on the date hereof, the funds required to purchase the shares of First Union Common Stock issuable upon such exercise would be $1,561,676,796. It is currently anticipated that such funds would be derived from First Fidelity's working capital, funds available for investment and borrowings or issuances of debt or equity securities.

Item 4.   Purpose of the Transaction.

          (a)-(j) The Agreement and Plan of Merger. First Union and First Fidelity have entered into an Agreement and Plan of Merger, dated as of June 18, 1995 (the "Plan"), pursuant to which First Fidelity will merge with and into a wholly-owned subsidiary of First Union (the "Merger"). In the Merger, (i) each outstanding share of First Fidelity common stock ("First Fidelity Common Stock") (except Treasury Shares (as defined in the Plan)) will be converted into 1.35 shares of First Union Common Stock (subject to adjustments under certain circumstances) and (ii) each share of the three outstanding series of First Fidelity's preferred stock (the "First Fidelity Preferred Stock") (excluding Treasury Shares) will be converted into one share of a new, comparable series of First Union Class A Preferred Stock having substantially identical terms to the series being exchanged therefor, all subject to the terms and conditions contained in the Plan.

          Pursuant to the Plan, First Union will (i) cause six members of First Fidelity's Board of Directors to be elected or appointed as directors of First Union and (ii) cause three of such new directors to be elected or appointed as members of the Executive Committee of First Union's Board of Directors. In addition, First Union has also agreed to elect or appoint Anthony
P. Terracciano, the current Chairman, President and Chief Executive Officer of First Fidelity, as President of First Union.

          The Merger is subject, among other things, to the approval of the respective stockholders of First Union and First
Fidelity and the receipt of the requisite regulatory approvals.

          The First Union Stock Option Agreement. On June 19, 1995, in connection with the execution of the Plan, First Union entered into an agreement (the "First Union Option Agreement") pursuant to which First Fidelity was granted an option (the "First Union Option") to purchase up to 34,042,001 shares (the "Option Shares") of First Union Common Stock at a price equal to the closing price of First Union Common Stock on the New York Stock Exchange ("NYSE") Composite Transactions tape on June 19, 1995 ($45.875 per share). The number of shares of First Union Common Stock issuable pursuant to the First Union Option will automatically increase in the event that other shares of First Union Common Stock are issued, so that the total number of Option Shares at all times will equal 19.9% of the shares of First Union Common Stock then outstanding (excluding any Option Shares outstanding by reason of exercise of the First Union Option).
The type and number of shares of First Union Common Stock issuable pursuant to the First Union Option, and the exercise price per share, are subject to adjustment in certain circumstances, including in the event of stock dividends, stock splits, recapitalizations and similar transactions. In no event, however, will the number of Option Shares issuable upon exercise of the First Union Option exceed 19.9% of the issued and outstanding shares of First Union Common Stock.

          Also on June 19, 1995, First Fidelity entered into an agreement (the "First Fidelity Stock Option Agreement") pursuant to which First Union was granted an option (the "First Fidelity Option") to purchase up to 15,686,077 shares of First Fidelity Common Stock at a price equal to the closing price of First Fidelity Common Stock as reported on the NYSE Composite Transactions tape on June 19, 1995 ($59.00 per share) on terms substantially identical to those contained in the First Union Stock Option Agreement. The type and number of shares of First Fidelity Common Stock issuable pursuant to the First Fidelity Option, and the exercise price per share, are subject to adjustment in certain circumstances, including in the event of stock dividends, stock splits, recapitalizations and similar transactions. In no event, however, will the number of shares issuable upon exercise of the First Union Option exceed 19.9% of the issued and outstanding shares of First Fidelity Common Stock.

          Provided that First Fidelity is not in material breach of the Plan or the First Union Stock Option Agreement, First Fidelity will become entitled to exercise the First Union Option, in whole or in part, at any time and from time to time, subject to compliance with applicable law and provided that a Termination Event (as defined herein) has not occurred, following the occurrence of a Purchase Event (as defined herein). The First Union Option may thereafter be exercised by sending written notice (the date of which being herein referred to as the "Notice Date"), specifying (i) the total number of Option Shares it intends to purchase and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing of such purchase; provided that the first notice of exercise shall be sent to First Union within 180 days after the first Purchase Event of which First Fidelity has been notified.

          As used in the First Union Stock Option Agreement,
"Purchase Event" means the occurrence of any of the following events or transactions:

          (i) Without First Fidelity's prior written consent, First Union shall have recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than First Fidelity or any subsidiary of First Fidelity) to effect (A) a merger, consolidation or similar transaction involving First Union or any of its significant subsidiaries (other than transactions solely between First Union's subsidiaries that are not violative of the Plan), (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of First Union or any of its significant subsidiaries representing in either case 25% or more of the consolidated assets or deposits of First Union and its subsidiaries or (C) the issuance, sale or other disposition by First Union of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of First Union or any of its significant subsidiaries, other than, in each case of (A), (B), or (C), any merger, consolidation or similar transaction involving First Union or any of its significant subsidiaries in which the voting securities of First Union outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such transaction) at least 65% of the combined voting power of the voting securities of First Union or the surviving entity outstanding immediately after the consummation of such merger, consolidation, or similar transaction (provided any such transaction is not violative of the Plan) (each of (A), (B), or (C), an "Acquisition Transaction"); or

          (ii) any person (other than First Fidelity or any subsidiary of First Fidelity) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a group of which First Fidelity or any subsidiary of First Fidelity is a member, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the voting power of First Union or any of its significant subsidiaries.

          Under applicable law and in connection with the First Union Stock Option Agreement, First Fidelity may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of First Union Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

          The First Union Stock Option Agreement provides that, prior to the termination of the First Union Option, within twelve months following the occurrence of a Repurchase Event (as defined herein) First Fidelity will have the right to require First Union to repurchase the First Union Option and any Option Shares purchased through the exercise of the First Union Option to which First Fidelity then has beneficial ownership, at prices determined in accordance with the First Union Stock Option Agreement.

          As used in the First Union Stock Option Agreement, a
"Repurchase Event" shall occur if:

          (i) any person (other than First Fidelity or any subsidiary of First Fidelity) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of First Union Common Stock, or

          (ii) First Union enters into an agreement to (a) consolidate with or merge into any person, other than First Fidelity or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (b) permit any person, other than First Fidelity or one of its subsidiaries, to merge into First Union and First Union shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of First Union Common Stock shall be changed into or exchanged for stock or other securities of First Union or any other person or cash or any other property or the outstanding shares of First Union Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (c) sell or otherwise transfer all or substantially all of its assets or deposits to any person, other than First Fidelity or one of its subsidiaries.

          Further, in the event that, prior to the termination of the First Union Option, First Union enters into certain types of agreements related to the merger or consolidation of First Union or the sale of substantially all of its assets or deposits, the First Union Stock Option Agreement provides that First Union will have the obligation to make proper provisions so that the First Union Option will, upon consummation of such transaction, be converted into, or exchanged for an option (the "Substitute Option"), at the election of First Fidelity, of either (i) the Acquiring Corporation (as defined herein), (ii) any person controlling the Acquiring Corporation, or (iii) First Union, in the case of a merger by any person (as defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than First Fidelity or one of its subsidiaries, into First Union and First Union is the surviving corporation (such person referred to in each of clauses (i), (ii) and (iii) being referred to as the "Substitute Option Issuer"). The Substitute Option will, to the extent legally permissible, have the same terms and conditions as the First Union Option, and will otherwise be as similar as possible as, and in no event less advantageous to First Fidelity than, the First Union Option. The Substitute Option Issuer will enter into an agreement with First Fidelity in substantially the same form as the First Union Stock Option Agreement, which shall be applicable to the Substitute Option.

          "Acquiring Corporation" as used in the First Union Stock Option Agreement means (i) the continuing or surviving corporation of a consolidation or merger with First Union (if other than First Union), (ii) First Union in a merger in which First Union is the continuing or surviving person, or (iii) the transferee of all or substantially all of First Union's assets (or a substantial part of the assets of its subsidiaries taken as a whole).

          First Fidelity may assign the First Union Stock Option Agreement only with the prior written consent of First Union, except that First Fidelity may assign the First Union Stock Option Agreement to a wholly-owned subsidiary of First Fidelity and First Fidelity may assign its rights thereunder in whole or in part after the occurrence of a Purchase Event. In addition, the First Union Option Agreement grants certain registration rights to First Fidelity with respect to the Option Shares.

          The First Union Option will terminate upon the earliest to occur of (i) the Effective Time (as defined in the Plan), (ii) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined herein) other than a termination thereof by First Fidelity pursuant to the provision of the Plan permitting First Fidelity to terminate upon a breach by First Union of any representation or warranty or a material breach of any covenant, or agreement in the Plan which cannot be or has not been cured with 30 days after the giving of written notice of such breach to First Union (but only if such breach of First Union giving rise to such termination was willful) (a termination of the Plan by First Fidelity as a result of such willful breach by First Union being referred to herein as a "Default Termination"), (iii) 15 months after the occurrence of a Default Termination, or (iv) 15 months after termination of the Plan (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event (each such event referred to in clauses (i), (ii), (iii) and (iv) being referred to herein as a "Termination Event").

          As used in the First Union Stock Option Agreement,
"Preliminary Purchase Event" means any of the following events:

          (i) any person (other than First Fidelity or any subsidiary of First Fidelity) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of First Union Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of First Union Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

          (ii) the stockholders shall not have approved the matters relating to the Plan requiring approval by the requisite vote at the First Union Meeting (as defined herein), the First Union Meeting shall not have been held or shall have been canceled prior to termination of the Plan, or First Union's Board of Directors shall have withdrawn or modified in a manner adverse to First Fidelity the recommendation of First Union's Board of Directors with respect to the matters relating to the Plan requiring approval, in each case after it shall have been publicly announced that any person (other than First Fidelity or any subsidiary of First Fidelity) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (B) commenced a tender offer or filed a registration statement under the Securities Act with respect to an exchange offer or (C) filed an application (or given a notice), whether in draft or final form, under the Home Owners' Loan Act, as amended, the BHC Act, the Bank Merger Act, as amended or the Change in Bank Control Act of 1978, as amended, for approval to engage in an Acquisition Transaction; or

          (iii) any person (other than First Fidelity or any subsidiary of First Fidelity) shall have made a bona fide proposal to First Union or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

          (iv) after a proposal is made by a third party to First Union or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to First Union to make such a proposal if the Plan terminates, First Union shall have breached any representation, warranty, covenant or agreement contained in the Plan and such breach would entitle First Fidelity to terminate the Plan under the provisions of the Plan (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Plan); or

          (v) any person (other than First Fidelity or any subsidiary of First Fidelity) other than in connection with a transaction to which First Fidelity has given its prior written consent, shall have filed an application or notice with any regulatory authority for approval to engage in an Acquisition Transaction.

          "First Union Meeting" means an appropriate meeting of stockholders of First Union held to consider and vote upon the issuance of the shares of First Union Common Stock to be issued in the Merger pursuant to the Plan and to vote on any other stockholder approval matters required for consummation of the Merger.

          Copies of the Plan (including the exhibits thereto) and the First Union Stock Option Agreement are attached as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary of such documents is not intended to be complete and is qualified in its entirety by reference to the actual documents being filed herewith.

Item 5.   Interest in Securities of the Issuer.

          (a) The First Union Option. First Fidelity may be deemed to be the beneficial owner of the Option Shares. As provided in the First Union Stock Option Agreement, First Fidelity may exercise the First Union Option only upon the happening of one or more events, none of which has occurred. See
Item 4 hereof. Since the First Union Option is not currently exercisable, First Fidelity expressly disclaims beneficial ownership of any of the Option Shares. If the First Union Option were currently exercisable and exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding First Union Common Stock (after giving effect to the issuance of such Option Shares). First Fidelity has no right to vote or dispose of the Option Shares unless and until such time as the First Union Option is exercised.

          In addition to the foregoing, certain subsidiary banks of First Fidelity hold 142,023 shares of First Union Common Stock in a fiduciary capacity. Such shares are not included in the shares covered by this report. First Fidelity disclaims beneficial ownership of such shares.

          Except as set forth above, First Fidelity does not beneficially own any shares of First Union Common Stock. To the best knowledge of First Fidelity, none of the persons listed on
Schedule I hereto beneficially owns any shares of First Union
Common Stock.

          (b) The First Union Option. If First Fidelity were to exercise the First Union Option, it would have sole power to vote and, subject to the terms of the First Union Stock Option
Agreement, sole power to direct the disposition of the Option
Shares issued as a result of such exercise.

          (c) The First Union Option. First Fidelity acquired the First Union Option in connection with the execution of the Plan and in connection with the reciprocal grant of a substantially identical option by First Fidelity to First Union.
See Item 4 hereof.

          First Union Common Stock. Neither First Fidelity nor, to the best of its knowledge, any of the persons listed on
Schedule I hereto has effected any transactions in First Union
Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          As provided in the Plan, First Union entered into the Third Amendment to First Union's Shareholder Protection Rights Agreement (the "First Union Rights Plan") in order to exempt the First Union Option from triggering the First Union Rights Plan.

          Except as described in this Item and Item 4 and Item 5 hereof, none of First Fidelity nor, to the best of its knowledge, any of the persons listed on Schedule I hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of First Union, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of June 18, 1995, by and among First Union, First Fidelity and PKC, Inc., including the exhibits thereto.

2.   First Union Stock Option Agreement, dated as of June 19,
     1995, by and between First Union and First Fidelity.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             FIRST FIDELITY BANCORPORATION


Date:  June 28, 1995         By: /s/ James L. Mitchell
                                --------------------------
                             Name:   James L. Mitchell
                             Title:  Executive Vice President and
                                     General Counsel

                           SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF
                  FIRST FIDELITY BANCORPORATION

          The names, business addresses or residences and present principal occupations of the directors and executive officers of First Fidelity are set forth below. If no business address is given, the director's or officer's business address is 550 Broad Street, Newark, New Jersey. The business address of each of the directors of First Fidelity is also the business address of such director's employer, if any. Directors of First Fidelity are identified by an asterisk (*). Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

 Name                       Present Principal Occupation or
                            Employment and Address

 Jay A. Anglada             Executive Vice President of First
                            Fidelity.

 *Louis E. Azzato           Director, Foster Wheeler
                            Corporation, an engineering and
                            construction company, Perryville
                            Corporate Park, P.O. Box 4000,
                            Clinton, New Jersey 08809.

 *Edward E. Barr            Chairman, President, Chief Executive
                            Officer and Director of Sun Chemical
                            Corporation, a graphic arts
                            materials company, 222 Bridge Plaza
                            South, Fort Lee, New Jersey 07024.

 *Roland K. Bullard, II     Senior Executive Vice President of
                            First Fidelity.

 Anthony R. Burriesci       Executive Vice President and
                            Corporate Comptroller of First
                            Fidelity.

 *Lee A. Butz               President of Alvin H. Butz, Inc., a
                            construction management firm, Route
                            309, Box 509, Allentown,
                            Pennsylvania 18105.

 *Luther R. Campbell, Jr.   Certified Public Accountant,
                            Campbell, Rappold & Yurasits, l033
                            S. Cedar Crest Blvd., Allentown,
                            Pennsylvania 18103.

 *John Gilray Christy       Chairman, Chestnut Capital
                            Corporation, a private investment
                            firm, P.O. Box 22, Flourtown,
                            Pennsylvania 19031.

 Joseph A. Cicero           Vice Chairman and Chief Operating
                            Officer of First Fidelity Bank,
                            National Association - Maryland
                            Division, 7 East Baltimore Street,
                            Baltimore, Maryland 21203.

 *James G. Cullen           Vice Chairman of Bell Atlantic
                            Corporation, 1310 North Court House
                            Road, Arlington, Virginia 22201.

 *Gonzalo de Las Heras      Executive Vice President of Banco
                            Santander, S.A., a Spanish banking
                            organization, 45 East 53rd Street,
                            New York, New York 10022.

 *E. James Ferland          Chairman of the Board, President,
                            Chief Executive Officer and Director
                            of Public Service Enterprise Group
                            Incorporated, a public utility
                            holding company, 80 Park Plaza,
                            Newark, New Jersey 07101.

 Michael A. Gallagher       Executive Vice President, Corporate
                            Operations and Systems of First
                            Fidelity.

 *Arthur M. Goldberg        Chairman, Chief Executive Officer
                            and Director of Bally Entertainment
                            Corporation (formerly Bally
                            Manufacturing Corporation), a
                            diversified holding company engaged
                            in manufacturing, casino and
                            entertainment businesses; Chairman,
                            President and Chief Executive
                            Officer of Di Giorgio Corporation, a
                            food wholesaler, 380 Middlesex
                            Avenue, Carteret, New Jersey 07008.

 *Leslie E. Goodman         Senior Executive Vice President of
                            First Fidelity.

 *Frank M. Henry            President of Frank Martz Coach
                            Company, a transportation company,
                            Martz Towers, Box 1007, Wilkes-
                            Barre, Pennsylvania l8773.

 *Juan Rodriguez Inciarte   Executive Vice President and
                            director of Banco Santander, a
                            Spanish banking organization, Paseo
                            de la Castellana, 24 Madrid, Spain
                            28046.  Citizen of Spain.

 William A. Karmen          Executive Vice President, Human
                            Resources of First Fidelity.

 *John R. Kennedy           President, Chief Executive Officer
                            and Director of Federal Paper Board
                            Company, Inc., a manufacturing
                            company, 75 Chestnut Ridge Road,
                            P.O. Box 357, Montvale, New Jersey
                            07645.

 Michael L. LaRusso         Executive Vice President and
                            Director of Audit and Policy
                            Development of First Fidelity.

 *Rocco J. Marano           Director of Blue Cross and Blue
                            Shield of New Jersey, a health
                            insurance company, Three Penn Plaza
                            East, Newark, New Jersey 07105.

 James L. Mitchell          Executive Vice President, General
                            Counsel and Secretary of First
                            Fidelity.

 *James D. Morrissey, Jr.   President and Chief Operating
                            Officer of James D. Morrissey, Inc.,
                            a heavy and highway construction
                            company, 9119 Frankford Avenue,
                            Philadelphia, Pennsylvania l9114.

 *Joseph Neubauer           Chairman, President, Chief Executive
                            Officer and Director of ARAMARK
                            Corporation (formerly The ARA Group,
                            Inc.), a services management
                            company, ARA Tower, 1101 Market
                            Street, Philadelphia, Pennsylvania
                            19107.

 Thomas H. O'Brien, Jr.     Executive Vice President of First
                            Fidelity and President and Chief
                            Operating Officer of First Fidelity
                            Bank, Stamford, Connecticut.

 *Peter C. Palmieri         Vice Chairman and Chief Credit
                            Officer of First Fidelity.

 Donald C. Parcells         Senior Executive Vice President of
                            First Fidelity.

 Frederick H. Pennekamp     Executive Vice President and
                            Treasurer of First Fidelity.

 *Wolfgang Schoellkopf      Vice Chairman and Chief Financial
                            Officer of First Fidelity.

 *Robert M. Scott           President and Chief Executive
                            Officer of the Philadelphia Museum
                            of Art, Box 7646, Philadelphia,
                            Pennsylvania 19101.

 *Rebecca Stafford          President of Monmouth University,
                            West Long Branch, New Jersey 07764.

 *Sefton Stallard           General Partner of North American
                            Venture Capital Fund, L.P., a
                            venture capital fund, Fawn Hill
                            Drive, P.O. Box 714, New Vernon, New
                            Jersey 07976.

 *Anthony P. Terracciano    Chairman of the Board, President,
                            Chief Executive Officer and Chairman
                            of the Executive Committee of First
                            Fidelity.

 *Bernard C. Watson         Chairman of The HMA Foundation Inc.,
                            1314 Chestnut Street, Philadelphia,
                            Pennsylvania 19107.

                          EXHIBIT INDEX


EXHIBIT   DESCRIPTION

1.        Agreement and Plan of Merger, dated as of June 18,
          1995, by and among First Union, First Fidelity and
          PKC, Inc., including the exhibits thereto.

2.        First Union Stock Option Agreement, dated as of
          June 19, 1995, by and between First Union and First
          Fidelity.